Exhibit 99.3

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

TELUS International (Cda) Inc. (“TELUS Digital”)

TELUS Corporation (“TELUS”)

Item 2	Description of the Transaction

On October 31, 2025, TELUS acquired all of the issued and outstanding subordinate voting shares and multiple voting shares of TELUS Digital not already owned by TELUS and its affiliates, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The Arrangement was approved at a special meeting of TELUS Digital shareholders held on October 27, 2025, and subsequently approved by the Supreme Court of British Columbia on October 29, 2025.

In accordance with the terms of the Arrangement, holders of TELUS Digital Shares (other than TELUS and its affiliates) received, at their election, for each TELUS Digital Share, either (i) US$4.50 in cash, (ii) 0.273 of a TELUS common share, or (iii) a combination of US$2.25 in cash and 0.136 of a TELUS common share.

As a result of the completion of the Arrangement, TELUS Digital became a wholly-owned subsidiary of TELUS.

The subordinate voting shares of TELUS Digital are expected to be delisted from both the Toronto Stock Exchange and the New York Stock Exchange at the close of markets on or about November 4, 2025 and November 10, 2025, respectively.

Item 3	Effective Date of the Transaction

October 31, 2025.

Item 4	Name of Each Party, if Any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

TELUS Digital has applied to cease to be a reporting issuer in each jurisdiction in which it is currently a reporting issuer and applied to deregister the subordinate voting shares under U.S. securities laws.

Item 5	Date of the Reporting Issuer’s First Financial Year-End After the Transaction

Not applicable.

Item 6	Periods, Including the Comparative Periods, if Any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction

Not applicable.

Item 7	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

Not applicable.

DATE:	October 31, 2025.